UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aqua Metals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

03837J101

(CUSIP Number)

Kelvin F. Sellers

Interstate Emerging Investments, LLC

Interstate Batteries, Inc.

12770 Merit Drive, Suite 1000

Dallas, Texas 75271

(972) 455-6051

Copies to:

Wesley Williams

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03837J101

1	NAMES OF REPORTING PERSONS: INTERSTATE EMERGING INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,711,872
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,711,872

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,711,872
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Percentage of class calculated based on 14,137,442 total outstanding shares of Common Stock as of May 18, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the Securities and Exchange Commission (“SEC”) on May 19, 2016, plus 702,247 shares of Common Stock issued to Interstate Emerging Investments, LLC pursuant to the Stock Purchase Agreement (as defined below), 719,333 shares of Common stock issued pursuant to the Stock Purchase Agreement between the Issuer and certain accredited investors dated May 18, 2016, 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the exercise on or before May 24, 2018 of the Two Year Warrant (as defined below), 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise on or before May 24, 2019 of the Three Year Warrant (as defined below), and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion on or before May 24, 2019 of the Note (as defined below).

CUSIP No.	03837J101

1	NAMES OF REPORTING PERSONS: INTERSTATE BATTERIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,711,872
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,711,872

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,711,872(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(2)	Includes 3,711,872 shares of Common Stock of the Issuer owned by Interstate Emerging (as defined below). IBI (as defined below) is the sole member of Interstate Emerging. As a result, IBI may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Interstate Emerging. IBI disclaims beneficial ownership of the securities owned by Interstate Emerging in excess of its pecuniary interest therein and this statement shall not be deemed an admission that IBI is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.

(3)	Percentage of class calculated based on 14,137,442 total outstanding shares of Common Stock as of May 18, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 19, 2016, plus 702,247 shares of Common Stock issued to Interstate Emerging Investments, LLC pursuant to the Stock Purchase Agreement (as defined below), 719,333 shares of Common stock issued pursuant to the Stock Purchase Agreement between the Issuer and certain accredited investors dated May 18, 2016, 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the exercise on or before May 24, 2018 of the Two Year Warrant (as defined below), 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise on or before May 24, 2019 of the Three Year Warrant (as defined below), and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion on or before May 24, 2019 of the Note (as defined below).

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Aqua Metals, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1010 Atlantic Avenue, Alameda, California 94501.

Item 2. Identity and Background.

(a)          This statement is filed by Interstate Emerging Investments, LLC, a Delaware limited liability company (“Interstate Emerging”) and Interstate Batteries, Inc., a Delaware corporation and the sole member of Interstate Emerging (“IBI” and, together with Interstate Emerging, the “Reporting Persons”).

(b)          The principal business address of the Reporting Persons is 12770 Merit Drive, Dallas, TX 75251.

(c)          The principal business of the Reporting Persons is battery distribution and battery recycling.

(d) Neither the Reporting Persons nor any person listed on Schedule 1 hereto have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Neither the Reporting Persons nor any person listed on Schedule 1 hereto have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Interstate Emerging is a Delaware limited liability company, IBI is a Delaware corporation, and the persons identified on Schedule 1 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Interstate Emerging entered into a Stock Purchase Agreement dated May 18, 2016 (the “Stock Purchase Agreement”) with the Issuer pursuant to which the Issuer issued and sold Interstate Emerging 702,247 shares of Common Stock at $7.12 per share for the gross proceeds of approximately $5,000,000. Additionally, Interstate Emerging entered into a Credit Agreement dated May 18, 2016 (the “Credit Agreement”) with the Issuer pursuant to which Interstate Emerging loaned the Issuer $5,000,000 in consideration of (i) the issuance of a secured convertible promissory note in the original principal amount of $5,000,000 (the “Note”), (ii) a warrant to purchase 702,247 shares of the Issuer’s Common Stock, at an exercise price of $7.12 per share, that is exercisable upon grant and expires on May 24, 2018 (the “Two Year Warrant”), and (iii) a warrant to purchase 1,605,131 shares of the Issuer’s Common Stock, at an exercise price of $9.00 per share, that is exercisable commencing November 24, 2016 and expires on May 24, 2019 (the “Three Year Warrant”).

Item 4. Purpose of Transaction.

Interstate Emerging acquired, and holds, the Common Stock reported herein solely for investment purposes. IBI is the sole member of Interstate Emerging and owns 100% of the membership interests of Interstate Emerging. Neither Interstate Emerging nor IBI has, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)          Interstate Emerging beneficially owns an aggregate of 3,711,872 shares of Common Stock of the Issuer, representing 19.9% of the outstanding Common Stock of the Issuer (based on 14,137,442 total outstanding shares of Common Stock as of May 18, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 19, 2016, plus 702,247 shares of Common Stock issued to Interstate Emerging pursuant to the Stock Purchase Agreement, 719,333 shares of Common stock issued pursuant to the Stock Purchase Agreement between the Issuer and certain accredited investors dated May 18, 2016, 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the exercise of the Two Year Warrant, 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise of the Three Year Warrant, and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion of the Note). This beneficial ownership includes (i) 702,247 shares of Common Stock issued pursuant to the Stock Purchase Agreement, (ii) 702,247 shares of Common Stock under the Two Year Warrant, (iii) 1,605,131 shares of Common Stock under the Three Year Warrant, and (iv) 702,247 shares of Common Stock under the Note.

(b)          IBI is the sole member of Interstate Emerging and owns 100% of the membership interests of Interstate Emerging. As such, IBI can cause Interstate Emerging to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Interstate Emerging.

(c)          Other than as described in Item 3 or Item 4, neither Interstate Emerging nor IBI, has effected any transactions in the shares of Common Stock during the 60 days preceding the date hereof.

(d)          Except as otherwise described herein, no person other than Interstate Emerging and IBI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)          Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The Issuer entered into a Credit Agreement dated May 18, 2016 with Interstate Emerging pursuant to which Interstate Emerging loaned the Issuer $5,000,000 in consideration of the Issuer’s issuance of a secured convertible promissory note in the original principal amount of $5,000,000. The note bears interest at the rate of eleven percent (11%) per annum, compounding monthly, and all interest is payable upon the earlier of maturity or conversion of the principal amount. The loan matures on May 24, 2019. The outstanding principal is convertible into shares of the Issuer’s common stock at a conversion price of $7.12 per share. The Issuer’s obligations under the note and Credit Agreement are secured by a second priority lien on the real estate, fixtures and equipment at the Issuer’s recycling facility at McCarran, Nevada. The Credit Agreement includes representations, warranties, and affirmative and negative covenants that are customary of institutional credit agreements.

Pursuant to the Credit Agreement, the Issuer also issued to Interstate Emerging two common stock purchase warrants, including:

•	a warrant to purchase 702,247 shares of the Issuer’s common stock, at an exercise price of $7.12 per share, that is exercisable upon grant and expires on May 24, 2018; and
•	a warrant to purchase 1,605,131 shares of the Issuer’s common stock, at an exercise price of $9.00 per share, that is exercisable commencing November 24, 2016 and expires on May 24, 2019.

The warrants contain cashless exercise and standard anti-dilution adjustment provisions. The $7.12 per share price represents a slight premium to the 30-day volume-weighted average price of the Issuer’s common stock as of April 12, 2016, which was the day the parties agreed in principle to pricing of the Interstate investment. If Interstate Emerging converts its convertible note and exercises both warrants in their entirety, it will own slightly less than 20% of the Issuer’s common stock at an average price per share of approximately $7.93.

The Issuer also entered into a Stock Purchase Agreement dated May 18, 2016 with Interstate Emerging pursuant to which the Issuer issued and sold to Interstate Emerging 702,247 shares of the Issuer’s common stock at $7.12 per share for the gross proceeds of approximately $5,000,000. The Stock Purchase Agreement includes customary representations, warranties, and covenants by Interstate Emerging and the Issuer, and an indemnity from the Issuer in favor of Interstate Emerging.

In connection with the investment transactions, the Issuer also entered into an Investors Rights Agreement dated May 18, 2016 with Interstate Emerging pursuant to which the Issuer granted Interstate Emerging customary demand and piggyback registration rights, limited board observation rights over the next three years and limited preemptive rights allowing Interstate Emerging the right to purchase its proportional share of certain future equity issuances by the Issuer over the next three years. The Investor Rights Agreement also provides that the Issuer must make certain payments as liquidated damages to Interstate Emerging if the Issuer fails to timely file the registration statement in response to a demand registration or if Rule 144 under the Securities Act of 1933 should become unavailable for the resale of the common shares.

Pursuant to the Investor Rights Agreement, the Issuer has agreed to procure directors and officers insurance coverage of Interstate Emerging’s board observer within 20 business days following the date of the agreement. The Issuer has also agreed to compensate Interstate Emerging should either Stephen Clarke, the Issuer’s current chief executive officer, or Selwyn Mould, the Issuer’s current chief operating officer, no longer hold such positions or no longer devote substantially all of their business time and attention to the Issuer’s company, whether as a result of resignation, death, disability or otherwise (such an event referred to as a “key-man event”. The Issuer has agreed to pay Interstate Emerging $2,000,000, per occurrence, if either officer is subject to a key-man event during the two years following May 18, 2016. The Issuer has also agreed to pay Interstate Emerging $2,000,000 if either or both officers are subject to a key-man event during the third year following May 18, 2016.

The investment transactions with Interstate Emerging closed on May 24, 2016. There were no sales commissions paid by the Issuer in connection with the Issuer’s sale of securities to Interstate Emerging.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Interstate Emerging, IBI and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated May 31, 2016.*
Exhibit 2	Stock Purchase Agreement dated May 18, 2016 between Interstate Emerging and the Issuer. (1)
Exhibit 3	Warrant to Purchase Common Stock issued on May 24, 2016. (1)
Exhibit 4	Warrant to Purchase Common Stock issued on May 24, 2016. (1)
Exhibit 5	Credit Agreement dated May 18, 2016 between Interstate Emerging and the Issuer. (1)
Exhibit 6	Investors Rights Agreement dated May 18, 2016 between Interstate Emerging and the Issuer. (1)

*	Filed Herewith
(1)	To be filed by amendment.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2016

INTERSTATE EMERGING INVESTMENTS, LLC

By: Interstate Batteries, Inc., its sole member

By:	/s/ William McDade
William McDade
Vice President & Chief Financial Officer

INTERSTATE BATTERIES, INC.

By:	/s/ William McDade
William McDade
Vice President & Chief Financial Officer

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF

INTERSTATE EMERGING INVESTMENTS, LLC

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the managers and executive officers and other control persons of Interstate Emerging Investments, LLC are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	Member	N/A	N/A

Scott K. Miller 12770 Merit Drive, Suite 1000 Dallas, Texas 75251	President	President & Chief Executive Officer	Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75251

William McDade 12770 Merit Drive, Suite 1000 Dallas, Texas 75251	Vice President	Vice President , Finance & Chief Financial Officer	Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75251

Christopher S. Willis 12770 Merit Drive, Suite 1000 Dallas, Texas 75251	Secretary	Vice President, Talent & Chief Legal Officer	Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75251

CONTROL PERSONS, EXECUTIVE OFFICERS AND DIRECTORS OF

INTERSTATE BATTERIES, INC.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the managers and executive officers and other control persons of Interstate Batteries, Inc. are set forth below:

Name and Title	Principal Occupation and Business Address	Citizenship
Scott K. Miller Director, President & Chief Executive Officer	President & Chief Executive Officer Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America
Norman E. Miller Director	Director & Chairman of the Board of Directors Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America

R. Thomas Miller Director	Director Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America
Leonard C. Ruby Director	Director Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America
Carlos M. Sepulveda, Jr. Director	Independent Board Director Triumph Bancorp, Inc. 12700 Park Central Drive Suite 1700 Dallas, Texas 75271	United States of America
Alex Molinaroli Director	Chairman, President & Chief Executive Officer Johnson Controls, Inc. 5757 N. Green Bay Avenue Milwaukee, WI 53209	United States of America
Joe Walicki Director	Vice President & President, Power Solutions Johnson Controls, Inc. 5757 N. Green Bay Avenue Milwaukee, WI 53209	United States of America
Walter C. Holmes, III Vice President, All Battery & Powercare, Assistant Secretary & Senior Counsel	Vice President, All Battery & Powercare Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America
Jon Savage Vice President, China	Vice President, China Interstate Batteries, Inc. 12770 Merit Drive Suite 1000 Dallas, Texas 75271	United States of America
Dale Herold Vice President, Distributor Business Unit	Vice President, Distributor Business Unit Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America
William McDade Vice President, Finance, Chief Financial Officer & Secretary	Vice President, Finance & Chief Financial Officer Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America
Onyeka Nchege Vice President, Information Technology	Vice President, Information Technology Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America
Dorothy Jones Vice President, Marketing & Chief Marketing Officer	Vice President, Marketing & Chief Marketing Officer Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America
Tyler Reeves Vice President, National Accounts	Vice President, National Accounts Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America
Grant Dismore Vice President, Supply Chain	Vice President, Supply Chain Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America

Christopher S. Willis Vice President, Talent & Chief Legal Officer	Vice President, Talent & Chief Legal Officer Interstate Batteries, Inc. 12770 Merit Drive, Suite 1000 Dallas, Texas 75271	United States of America